Mobiquity Technologies, Inc.

35 Torrington Lane

Shoreham, NY 11786

February 9, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobiquity Technologies, Inc.
Registration Statement on Form S-1
File No. 333-269293

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Mobiquity Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Wednesday, February 9, 2023, or as soon thereafter as possible.

Very Truly Yours, Mobiquity Technologies, Inc. /s/ Dean L. Julia Dean L. Julia Chief Executive Officer